Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                              September 22, 2009

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re:   The Spain Fund
                 Proxy Statement
                 Investment Company Act file No. 811-05189

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the preliminary proxy statement filed on Form PRE 14A of The Spain Fund, Inc. (the "Fund"), as provided orally to the undersigned on September 11, 2009. The Staff's comments and our responses are discussed below.

Comment: Mr. Robert M. Keith should be included in the dollar range of equity securities table since he is a nominee for director. Please revise the table to include Mr. Keith.

Response:      We have added Mr. Keith to the table providing for dollar range of equity securities in the Fund.

Comment: The emerging risk disclosure should be expanded. Any risks specific to the new countries that the Fund will be investing in should also be discussed (e.g., excessive debt, basis of economy).

Response:      An expanded description of emerging market risk has been added to the disclosure about emerging market risk. We believe that the added disclosure addresses the risks that apply to the new countries that the Fund will be investing in.

Comment: Note whether or not there will be any resulting change in the Fund's investment policy or strategies due to Proposal 3.A.

Response:      Language has been added to the discussion section of Proposal
               3.A. to note that at the time of the proxy the Adviser has no plans to make a change to the Fund's investment strategies based on this Proposal.

Comment: Note whether or not there will be any resulting change in the Fund's investment policy or strategies based on Proposal 3.F.

Response:      Language has been added to the discussion section of Proposal
               3.F. Elimination of the non-required fundamental policies in Proposal 3.F. would give the Fund the flexibility to pursue its proposed expanded investment focus, and to take advantage of certain investment techniques such as options transactions, ADRs and EDRs.

Comment:       Provide 5% stock ownership information.

Response:      We believe that the disclosure regarding 5% stock ownership information for the Fund is complete. We have added a subheading
               "Control Persons and Principal Holders of Securities" to separate this information from other surrounding information.


Comment: The amount of fees for non-audit services and tax fees should be expressed as a percentage.

Response:      We have added percentage amounts along with the dollar amounts for non-audit services and tax fees.

Comment:       Name the principal underwriter for the Fund if there is one.

Response:      The Fund does not use an underwriter, and therefore we have not listed one in the Proxy.

                                      * * *

     We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                    Sincerely,



                                    /s/ Erin Loomis

cc:      Kathleen K. Clarke, Esq.


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